UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                 OWENS CORNING
                               ----------------
                               (Name of Issuer)


                    Common Stock, $.10 par value per share
              --------------------------------------------------
                        (Title of Class of Securities)


                                   69073F103
                        -------------------------------
                                (CUSIP Number)


                              December 31, 2005
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [   ]  Rule 13d-1(b)

                              [ X ]  Rule 13d-1(c)

                              [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 8 Pages

                                 SCHEDULE 13G

CUSIP No.:  69073F103                                        Page 2 of 8 Pages
...............................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     GLENVIEW CAPITAL MANAGEMENT, LLC
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         2,913,500
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    2,913,500
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,913,500
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     5.3% based on 55,341,765 shares outstanding as of September 30, 2005.
...............................................................................
12.  Type of Reporting Person:

     OO

                                 SCHEDULE 13G

CUSIP No.:  69073F103                                        Page 3 of 8 Pages

...............................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     GLENVIEW CAPITAL GP, LLC
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         2,913,500
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    2,913,500
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,913,500
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     5.3% based on 55,341,765 shares outstanding as of September 30, 2005.
...............................................................................
12.  Type of Reporting Person:

     OO

                                 SCHEDULE 13G

CUSIP No.:  69073F103                                        Page 4 of 8 Pages

...............................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     LAWRENCE M. ROBBINS
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     United States of America
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         2,913,500
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    2,913,500
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,913,500
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     5.3% based on 55,341,765 shares outstanding as of September 30, 2005.
...............................................................................
12.  Type of Reporting Person:

     IA

                                                             Page 5 of 8 Pages

Item 1(a).  Name of Issuer:

            Owens Corning (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Owens Corning Parkway, Toledo, Ohio 43659.

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)   Glenview   Capital   Management,   LLC   ("Glenview   Capital
                 Management");

            ii)  Glenview Capital GP, LLC ("Glenview Capital GP"); and

            iii) Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), and Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. Glenview Capital GP is the general partner of Glenview Capital Partners and Glenview Institutional Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

Item 2(c).  Citizenship

            i) Glenview Capital Management is a Delaware limited liability company;

            ii)  Glenview Capital GP is a Delaware limited liability  company;
                 and

            iii) Mr. Robbins is a citizen of the United States of America.

                                                             Page 6 of 8 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $.10 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            69073F103

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of February 14, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of 2,913,500 Shares. This amount consists of: (A) 254,300 Shares held for the account of Glenview Capital Partners; (B) 1,782,300 Shares held for the account of Glenview Capital Master Fund; and (C) 876,900 Shares held for the account of Glenview Institutional Partners.

Item 4(b)   Percent of Class:

            The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 55,341,765 Shares outstanding as of September 30, 2005).

Item 4(c)   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        2,913,500

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           2,913,500

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable

                                                             Page 7 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 8 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                         -----------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL GP, LLC


                                     By:  /s/ Lawrence M. Robbins
                                          ----------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2006              LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -----------------------